Filed by Nvni Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mercato Partners Acquisition Corporation

Commission File No. 001-41017

Date: September 28, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 27, 2023

Mercato Partners Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-41017	86-2230021
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2750 E. Cottonwood Parkway Suite #500 Cottonwood Heights, Utah	84121
(Address of Principal Executive Offices)	(Zip Code)

(801) 220-0055

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one warrant	MPRAU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	MPRA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	MPRAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Unregistered Sales of Equity Securities.

As previously announced, on February 26, 2023, Mercato Partners Acquisition Corporation, a Delaware corporation (“Mercato”), entered into a business combination agreement (the “Business Combination Agreement”) by and among Mercato, Nvni Group Limited, an exempted company incorporated with limited liability in the Cayman Islands (“New Nuvini”), Nuvini Holdings Limited, an exempted company incorporated with limited liability in the Cayman Islands (“Nuvini”), and Nuvini Merger Sub, Inc., a Delaware corporation (“Merger Sub”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Nuvini shareholders will contribute (the “Contribution”) to New Nuvini all of the issued and outstanding ordinary shares, par value $0.00001 per share, of Nuvini (“Nuvini Ordinary Shares”) in exchange for newly issued ordinary shares, par value $0.00001 per share, of New Nuvini (“New Nuvini Ordinary Shares”) and (ii) Merger Sub will merge with and into Mercato, with Mercato surviving as a wholly-owned, indirect subsidiary of New Nuvini (the “Merger” and together with the Contribution and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”). The closing of the Business Combination (the “Closing”) is conditioned upon the approval of the Business Combination Proposal and the Merger Proposal (each as defined in the Proxy Statement (as defined below)).

PIPE Subscription Agreements

On September 27, 2023, Mercato entered into separate subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”). Any reference herein to the “Subscription Agreements” are to be treated as a reference to each PIPE Investor’s separate agreement with Mercato and should be construed accordingly, and any action taken by a PIPE Investor should be construed as an action under its own respective agreement.

Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and Mercato agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 170,000 shares of Mercato Class A common stock, par value $0.0001 per share (“Mercato Common Stock”) for a purchase price of $10.00 per share, for aggregate gross proceeds of $1,700,000. At the Closing, all outstanding shares of Mercato Common Stock (including shares sold pursuant to the Subscription Agreements) will be exchanged for newly issued New Nuvini Ordinary Shares in accordance with the terms of the Business Combination Agreement.

A copy of the form of Subscription Agreement is filed herewith as Exhibit 10.1, and the foregoing description of the Subscription Agreements is qualified in its entirety by reference thereto.

Item 3.02	Unregistered Sales of Equity Securities.

On September 27, 2023, Mercato, New Nuvini and Maxim Group LLC (“Maxim”), which is acting as Mercato’s financial advisor in connection with the Business Combination, agreed that, as partial consideration for Maxim’s advisory services and in lieu of a portion of Maxim’s advisory fees that would otherwise be payable in cash, an entity affiliated with Maxim will receive 475,000 newly issued shares (the “Maxim Advisory Shares”) of Mercato’s Class A common stock, par value $0.0001 per share (“Mercato Common Stock”). At the Closing, all outstanding shares of Mercato Common Stock (including the Maxim Advisory Shares) will be exchanged for newly issued New Nuvini Ordinary Shares in accordance with the terms of the Business Combination Agreement.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The initial issuance of the Maxim Advisory Shares and the securities of Mercato that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 8.01	Other Events.

Supplement to the Definitive Proxy Statement

On September 8, 2023, Mercato filed a definitive proxy statement (as amended, the “Proxy Statement”), for the solicitation of proxies in connection with a special meeting of Mercato’s stockholders to be held on September 28, 2023 (the “Special Meeting”) to consider and vote on the Business Combination Proposal and the Merger Proposal.

Mercato has determined to supplement the Proxy Statement (the “Proxy Supplement”) to provide updated information about the Subscription Agreements and Mercato’s agreement to issue the Maxim Advisory Shares. There is no change to the date, location, the September 1, 2023 record date (the “Record Date”), redemption deadline or any of the proposals to be acted upon at the Special Meeting.

Stockholders who have previously submitted their proxies or otherwise voted and who do not want to change their vote need not take any action. Stockholders as of the Record Date can vote, even if they have subsequently sold their shares. Stockholders who wish to withdraw their previously submitted redemption requests may do so prior to the Special Meeting by requesting that the transfer agent return such shares prior to the Special Meeting.

A copy of the Proxy Supplement is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

IMPORTANT NOTICES

Additional Information and Where to Find It

Mercato has filed with the Securities and Exchange Commission (“SEC”) the Proxy Statement in connection with the Special Meeting and, beginning on September 8, 2023, mailed the Proxy Statement and other relevant documents to its stockholders as of the Record Date. Mercato’s stockholders and other interested persons are advised to read the Proxy Statement and any other relevant documents that have been or will be filed with the SEC in connection with Mercato’s solicitation of proxies for the Special Meeting because these documents will contain important information about Mercato, the Business Combination and related matters. Stockholders may also obtain a free copy of the Proxy Statement, Proxy Supplement, as well as other relevant documents that have been or will be filed with the SEC, without charge, at the SEC’s website located at www.sec.gov.

Participants in the Solicitation

Mercato, New Nuvini and Nuvini, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Mercato stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of the directors and officers of Mercato, New Nuvini and Nuvini in the Proxy Statement. Information about Mercato’s directors and executive officers is also available in Mercato’s filings with the SEC free of charge at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description of Exhibits

10.1	Form of Subscription Agreement, by and among Mercato Partners Acquisition Corporation and the investors signatory thereto.

99.1	Proxy Supplement, dated as of September 28, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercato Partners Acquisition Corporation

Date: September 28, 2023	By:	/s/ Scott Klossner
	Name:	Scott Klossner
	Title:	Chief Financial Officer

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